UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 31, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Tesla, Inc.

File Nos. 333-164593 and 1-34756

CF#37120

Tesla, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms listed below.

Based on representations by Tesla, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.33	S-1	January 29, 2010	through June 30, 2021
10.50	10-K	February 27, 2012	through June 30, 2021
10.35A	10-K	February 26, 2014	through June 30, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary